Angela Collette PSC

Attorney and Counselor at Law

Licensed in Kentucky, Michigan and New York

January 28, 2011

Mr. Josh Reynolds

United States Securities and Exchange Commission

Mail Stop 4561

Washington, DC 20549-5546

Re: PDK Energy Inc

Registration Statement on Form S-1

Filed February 17, 2010

File No. 333-168661

Dear Mr. Reynolds,

Please see the answers to your comments below.

Risk Factors. page 3

We reissue, in part, comment one from our letter dated December 1, 2010. In the risk factor which you have added in response to the comment, please disclose the limited activities which the funding from the proposed offering will support. We have added

We will be able to develop a small amount of our product and meet our reporting requirements for eight months if the entire offering is sold.

We note the disclosure in response to comment one of our last letter. This disclosure, which indicates that you must sell all of the offering to execute your business plan, does not appear consistent with other disclosures, such as "Use of Proceeds." Also, the phrase "complete this offering" is unclear, as noted in comment one of our October 6, 2010 letter. Please revise In addition, please add an appropriate risk factor heading.

We have revised the risk factor so it is consistent with the rest of the disclosure and deleted the phrase “complete this offering”.  We have also added the appropriate heading.

Your revised "Use of Proceeds" disclosure indicates that investors will likely lose their entire investment, if less than 30% of the offering is sold. Under "Liquidity and Capital Resources" you

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28329 Utica Road Roseville MI 48066

Phone 321-507-7826 FAX: 321-327-8762

indicate that you must raise at least $10,000 to begin operations. Please disclose these points in your risk factors, where appropriate.

We have revised our risk factors to be consistent with the “Use of Proceeds” and the section on “Liquidity and Capital Resources”.

Capitalization, page 14

4. Please update this section to the most recent date of the financial statements included in the prospectus.

We have updated this section to the most recent date of the financial statements.

Use of Proceeds, page 14

5.    We reissue comment four from our prior letter. Although your supplemental response states that you have "corrected the table," it remains the same as in Amendment 2.

We have corrected the table and revised the last paragraph under the heading

6.  Please reconcile your statement in the first paragraph of this section that the net proceeds will satisfy your capital needs for approximately 12 months and the disclosure in the first full paragraph on page 16 stating that, if the maximum amount is raised, the proceeds will last eight months.

We have corrected the first paragraph to reflect that the net proceeds will satisfy our capital needs for eight months.

7.  The revised narrative following the table does not appear consistent with table. For example, the narrative says that, if 25% or less is sold in the offering, all proceeds will be used to satisfy your disclosure requirements. The table, however, indicates that you will not have net proceeds if 25% or less is sold. Your table does not refer to the term "administration expenses" or "continuous disclosure obligations," which are discussed in the narrative. You refer to a "$5,000 budget" under "Continuous Disclosure Obligations," which does not reconcile with the table. In describing the uses of the maximum amount of offering proceeds, you indicate that they will cover" the cost of implementing the investigative aspects of our business plan including identifying and securing additional sources of financing, employee/consultants, suppliers, and customers." The table does not appear to include any of these uses of proceeds. Please revise.

We have revised the narrative to be consistent with the terms and the amounts in the table.

8. We note the new disclosure which reads, "Our budgetary allocations may vary, however, depending upon the percentage of proceeds that we obtain from the offering. For example, we may determine that is it more beneficial to allocate funds toward securing potential financing and business opportunities in the short terms rather than to conserve funds to satisfy Continuous disclosure requirements for a longer period." We reissue prior comment  three, which repeats comment seven of our September 3, 2010 letter. Please fully explain the specific contingencies that could Cause a change in the use of proceeds and describe the potential alternative uses, including "securing potential financing" and "business opportunities."

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28329 Utica Road Roseville MI 48066

Phone 321-507-7826 FAX: 321-327-8762

We have revised the new disclosure and do not intend to deviate from the use of proceeds outlined in the document.

Dilution, page 17

9. Please update this section to the most recent date of the financial statements included in the prospectus.

We have updated this section to the date of the most recent financial statements included in the prospectus.

Description of Business, page 25

10. We note that offering proceeds will be used to pay consultants. Please disclose your plans to use consultants, including the names and experience of these parties, the anticipated services to the company, and the amount of compensation. Please disclose under "Certain Relationships and Related Party Transaction" if appropriate. Please file any material contract as an exhibit.

     We have deleted all references to consultants

Results of Operations, page 32

Liquidity and "Capital Resources. page 32

11.Please update this section. We note projected dates of November and December of 2010.

We have revised our dates in this section.

12. Please clarify that your principal shareholder is not obligated to provide additional funding to PDK Energy, if true.

Our principal shareholder is not obligated to provide additional funding to PDK Energy at this time. We have clarified that in the disclosure.

13. The "Use of Proceeds" section indicates that the maximum proceeds will cover, among other things, "the cost of implementing the investigative aspects of our business plan including identifying and securing additional sources of financing, employee/consultants, suppliers, and customers." These activities do not appear to be addressed in the milestones table. Please revise as appropriate and explain the term "investigative aspects of our business plan."

We have deleted references to “investigative acts of our business plan”.

14. Please expand the last paragraph to fully explain how the amount of proceeds from the offering will affect the nature and extent of your activities.

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28329 Utica Road Roseville MI 48066

Phone 321-507-7826 FAX: 321-327-8762

We have expanded the last paragraph to explain fully how the amount of proceeds will affect the nature and extent of our business.

Certain Relationships And Related Party Transactions, page 33

15. The notes to the financial statements for the three months ended October 31, 2010 indicate that the note to Mr. Joffe contains no fixed terms of repayment. Please disclose in this section the terms of repayment.

We have revised this section to reflect the repayment terms consistent with the financial statements.

Directors, Executive Officers, promoters and Control Persons, page 35

16. We reissue, in part, prior comment number 10. Please provide the beginning date of Eric Joffe's employment with Cephas Holding Corporation. In addition, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Joffe should serve as a director, in light of the registrant's business and structure, as required by Item 401(e)(1) Regulation S-K.

We have added to our disclosure the dates of Mr. Joffe’s employment with Cephas Holding Corp. We have added a discussion of Mr. Joffe’s attributes in light of Item 401(e)(1) Regulation S-K.

Executive Compensation, page 36

17. Please disclose the plans to pay officers and directors. In this regard, we note the new disclosure about payment of offering proceeds to employees and consultants.

We have disclosed our plans to pay officers and directors. We have no plans to employ any consultants at this time.

Index to Exhibits

18. Please list, in the Index to Exhibits, all exhibits filed to date, including the note to Eric Joffe.

We have listed all exhibits filed to date including the note to Eric Joffe.

Notes to the Financial Statements, page 45

19. We note your response to comment 12 of our  letter dated December 1,2010 and we reissue the comment. Please provide the disclosures set forth in FASB ASC 855-10-50-1 and 50-2 with respect to subsequent events, as applicable.

Interim Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, page 54

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28329 Utica Road Roseville MI 48066

Phone 321-507-7826 FAX: 321-327-8762

We have made the changes to the notes in this regard.

20. Please provide the disclosure required by Instruction 2 to Rule 8-03 of Regulation S-x.

We have reviewed this disclosure and find that this Instruction is not applicable.

We hope that this satisfies all of your comments. Please let us know when we might be able to request acceleration.

Sincerely,

//Angela Collette

Angela Collette

____________________________________________________________________

28329 Utica Road Roseville MI 48066

Phone 321-507-7826 FAX: 321-327-8762